FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

August 30, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 30, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports additional positive results from the ferricrete reverse circulation drilling program at the Sheini Hills Iron Ore Project, Ghana.

Item 5.	Full Description of Material Change

The Issuer reports receipt of receipt of further reverse circulation drill results from Phase I Ferricrete (detrital iron) drilling at the Issuer’s Sheini Hills Iron Project, in northeastern Ghana.

In addition to the drilling of haematite ironstones, surface Ferricrete/Detrital Deposits have been tested with 127 short drill holes (1,923 metres) of reverse circulation drilling. The Issuer has received assay results from an additional 52 reverse circulation holes located in 7 of the 8 Ferricrete fields drill-tested (Figure 1, Table 1). The ferricrete in these holes ranges from 1 metre to 18 metres in thickness.

RESOURCE ESTIMATE UNDERWAY

Now that the Phase I exploration program at Sheini Hills has been completed, SRK Consulting has been retained to complete a maiden resource estimate report in accordance with NI 43-101. The Issuer anticipates dissemination of the report in Q4 2012.

Table 1: Ferricrete Iron Results by Drill Hole*

Drill hole	Ferricrete Field	From (m)	To (m)	Thickness (m)	Iron Grade %
SRC037	1	0	5	5	36.85
SRC038	1	0	4	4	42.32
SRC039	1	0	5	5	37.06
SRC040	1	0	4	4	29.04
SRC041	1	0	8	8	29.43
SRC042	1	0	4	4	40.26

Drill hole	Ferricrete Field	From (m)	To (m)	Thickness (m)	Iron Grade %
SRC043	1	0	4	4	35.11
SRC044	1	0	12	12	25.56
SRC045	1	0	7	7	21.41
SRC046	1	0	5	5	36.71
SRC047	1	0	4	4	24.02
SRC048	1	0	4	4	26.98
SRC049	1	0	6	6	33.90
SRC059	1	0	11	11	25.67
SRC060	1	0	2	2	37.42
SRC061	1	0	2	2	30.33
SRC062	1	0	18	18	26.53
SRC063	1	0	4	4	31.26
SRC064	1	0	4	4	42.62
SRC065	1	0	4	4	40.32
SRC066	1	0	3	3	31.95
SRC067	1	0	3	3	29.11
SRC057	2	0	8	8	42.36
SRC058	2	0	8	8	37.09
SRC035	3	0	2	2	33.71
SRC036	3	0	2	2	24.88
SRC050	4	0	11	11	43.80
SRC051	4	0	11	11	38.16
SRC052	4	0	9	9	40.68
SRC053	4	0	8	8	43.21
SRC054	4	0	13	13	33.44
SRC055	4	0	10	10	31.89
SRC056	4	0	14	14	35.73
SRC068	5	0	3	3	33.74
SRC069	5	0	8	8	30.54
SRC070	5	0	8	8	24.17
SRC071	5	0	4	4	33.58
SRC072	5	0	1	1	29.08
SRC077	7	0	4	4	23.13
SRC078	7	0	12	12	22.69
SRC079	7	0	5	5	23.97
SRC080	7	0	4	4	23.34
SRC081	7	0	4	4	23.48
SRC082	7	0	5	5	17.76
SRC083	7	0	5	5	23.14
SRC084	7	0	6	6	24.00
SRC085	7	0	6	6	22.32
SRC086	7	0	4	4	27.77
SRC073	8	0	11	11	33.70

Drill hole	Ferricrete Field	From (m)	To (m)	Thickness (m)	Iron Grade %
SRC074	8	0	8	8	23.32
SRC075	8	0	2	2	35.77
SRC076	8	0	6	6	24.38

*All holes are drilled vertically. Ferricretes are recent, sub-horizontal detrital deposits and intersections presented here are considered true thicknesses.

Detrital iron deposits are found where weathering has eroded bedded ironstones and deposited ironstone fragments in natural traps formed by topography. Some deposits are loose gravels while others are naturally cemented (hematite conglomerate) and both types have been found peripheral to the Sheini Hills ironstone ridges. When rock units break down under the weathering process they are often affected by circulating groundwater and under appropriate conditions typically form hard indurated zones such as ferricrete and laterite.

The quality of the potential iron ore in these deposits depends on the grade and quality of the iron particles making up the clasts in the conglomerate. At Sheini Hills, the ferricrete tends to be composed primarily of the higher-grade, banded-type ironstone, rather than the lower-grade diamictite, which is easily broken down by weathering processes. By definition, all of the ferricrete deposits occur at surface with no overburden providing a zero strip ratio if future mining is considered feasible.

QUALIFIED PERSON

EurGeol Keith Henderson, PGeo, the Issuer’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Issuer, as he is an officer and shareholder.

QA/QC

The work program at Sheini is supervised by Christopher White (the Issuer) and Dr. Karel Maly (Aurum Exploration Limited), who together are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Laboratories, Kumasi, Ghana, for sample preparation, and onward to OMAC Laboratories (an ALS Group Issuer), Ireland, for analysis. OMAC’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence in order to independently assess analytical accuracy.

Figure 1: Maps showing Sheini Property (left) and the Phase I drill program focused in north-central area (right). The drill program focused on diamond drilling of ironstone ridges as well as reverse circulation drilling of surface iron / ferricrete. Ferricrete Fields 1- 8 are labeled; this release includes data from all fields, excluding Field 6.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the timing for and completion of a resource estimate for a portion of the Sheini deposit, the potential for any mining of the ferricrete deposits, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO
Business Telephone No.: (604) 331-0096

Item 9.	Date of Report

August 31, 2012